BILLION VEGANS, INC.

Reviewed Financial Statements For The Years Ended December 31, 2017 and 2016

September 14, 2018

BILLION VEGANS, INC.
BALANCE SHEET
DECEMBER 31, 2017 & 2016

	2017	2016
ASSETS		
CURRENT ASSETS		
Cash	$ -	$ -
TOTAL CURRENT ASSETS	-	-
TOTAL ASSETS	-	-
LIABILITIES AND SHAREHOLDERS' EQUITY		
SHAREHOLDERS' EQUITY		
Common Stock (1,200,000 shares authorized; 1,000,000 issuec $.0001 par value)	100	100
Additional Paid in Capital	2,600	2,600
Retained Earnings (Deficit)	(2,700)	(2,700)
TOTAL SHAREHOLDERS' EQUITY	-	-
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ -	$ -

Reviewed- See accompanying notes.

BILLION VEGANS, INC.
INCOME STATEMENT
FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016
_____

	2017	2016
Operating Income		
Sales, Net	$ -	$ -
Cost of Goods Sold	-	-
Gross Profit	-	-
Operating Expense		
General & Adminstrative	-	-
	-	-
Net Income from Operations	-	-
Other Income (Expense)		
Organization Cost	-	(2,700)
Net Income	$ -	$ (2,700)

BILLION VEGANS, INC.
STATEMENT OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016

_____

	2017	**2016**
Cash Flows From Operating Activities		
Net Income (Loss) For The Period	$ -	$ (2,700)
Net Cash Flows From Operating Activities	-	(2,700)
Cash Flows From Financing Activities		
Issuance of Stock		2,700
Net Cash Flows From Investing Activities	-	2,700
Cash at Beginning of Period	-	-
Net Increase (Decrease) In Cash	-	-
Cash at End of Period	$ -	$ -

BILLION VEGANS, INC.
STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016

	2017	**2016**
Starting Equity	$ -	$ -
Issuance of Stock	-	2,700
Net Income	-	(2,700)
Ending Equity	$ -	$ -

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NOTE A- ORGANIZATION AND NATURE OF ACTIVITIES

Billion Vegans, Inc. ("the Company") is a corporation organized under the laws of the State of Delaware. The Company operates an e-commerce business targeted at adherents to a Vegan or otherwise healthy lifestyle.

NOTE B- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Revenue

The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred, or services have been rendered, the fee for the arrangement is fixed or determinable and collectability is reasonably assured.

Advertising

The Company records advertising expenses in the year incurred.

Income Taxes

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities. ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

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The Company is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States. The Company's federal tax filings for 2016 and 2017, will remain subject to review by the Internal Revenue Service until 2020 and 2021, respectively.

The Company is subject to franchise tax filing requirements in the State of Delaware. The Company's tax filings in the State of Delaware for 2016 and 2017 remain subject to review by that State until 2020, and 2021, respectively.

NOTE C- CONCENTRATIONS OF RISK

Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents. The Company places its cash and cash equivalents with a limited number of high quality financial institutions and at times may exceed the amount of insurance provided on such deposits.

NOTE D- SUBSEQUENT EVENTS

Management considered events subsequent to the end of the period but before September 14, 2018, the date that the financial statements were available to be issued.